August 15, 2008

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated July 25, 2008

    Tele Norte Leste Participações S.A.

    Form 20-F for Fiscal Year Ended December 31, 2007

    Filed May 6, 2008

    File No. 1-14487

Dear Mr. Spirgel:

By letter dated July 25, 2008, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on May 6, 2008 (the “2007 Form 20-F”) by Tele Norte Leste Participações S.A. (“TNL”). This letter provides TNL’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments. All page numbers refer to the 2007 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2007

Item 19. Exhibits, page 159

1.	Tell us why you determined not to file the Share Purchase Agreement, dated April 25, 2008, among the controlling shareholders of Brasil Telecom and Credit Suisse, acting as agent on behalf of TMAR, as an exhibit to your Form 20-F. Refer to Form 20-F, Instructions to Exhibits, Instruction 4(a).

We determined not to file the Share Purchase Agreement (Contrato de Compra e Venda de Açoes), dated April 25,2008, among Invitel S.A. (“Invitel”), each of the shareholders of Invitel and Banco de Investimentos Credit Suisse (Brasil) S.A. (“Credit Suisse”), as agent on behalf of Telemar Norte Leste S.A. (“TMAR”), acting as principal (the “SPA”) because TMAR currently is not a party to the SPA.

Section 4(a) of “Instructions as to Exhibits” of Form 20-F requires us to file an English translation or summary of all material contracts as an exhibit “if you or your subsidiary is a party or has succeeded to a party by assumption or assignment or if you or your subsidiary has a beneficial interest.” TMAR is not currently a party to the SPA, a contract which is governed by Brazilian law, and TMAR will not become a party to the SPA under existing Brazilian law. TMAR is an “intervening party” to the SPA, which under Brazilian law means that it has notice of the provisions of the SPA that may impact TMAR, but no rights or obligations thereunder.

Under the SPA and pursuant to the terms of an agency agreement between Telemar and Credit Suisse, as agent (the “Agency Agreement”), Credit Suisse in its own name agreed to purchase all of the outstanding shares of Invitel and the shares of Brasil Telecom Participações S.A.(“BrT Part”) owned by the shareholders of Invitel. Invitel owns all of the outstanding shares of Solpart S.A., which owns 22.28% of the outstanding share capital, including 60.5% of the voting share capital, of BrT Part, which, in turn, owns 65.64% of the outstanding share capital, including 99.09% of the voting share capital, of Brasil Telecom S.A. (“BrT”). The closing and effectiveness of the acquisition transaction under the SPA is subject to changes in current Brazilian telecommunications regulations and to the prior authorization of Agência Nacional de Telecomunicações (Brazilian federal telecommunications regulator, or “ANATEL”). The General Plan of Grants (Plano Geral de Outorgas, or “PGO”) in Brazil, which governs telecommunications service providers, currently restricts the purchase of control by a company that holds a concession to provide fixed-line telephone services (Serviço Telefônico Fixo Comutado, or “STFC”) by another company with an STFC concession operating in a different region. Because TMAR holds an STFC concession in region I and BrT holds an STFC concession in region II, TMAR may not acquire control of BrT unless and until the PGO is amended to permit this acquisition. ANATEL’s approval for this acquisition will not be sought unless and until the PGO is amended to permit this acquisition.

If the modifications to the Brazilian regulations of the telecommunications sector that are necessary in order for the acquisition transaction under the SPA to close are implemented, Credit Suisse, under the terms of the SPA and in compliance with the Agency Agreement, will immediately assign all of its rights and obligations under the SPA to TMAR (or a company controlled by TMAR), and TMAR will assume these rights and obligations. If TMAR becomes a party to the SPA following this assignment, TMAR will file an English translation or summary of the SPA as an exhibit to its Form 20-F for the fiscal year ended December 31, 2008.

Tele Norte Leste Participações S.A. Consolidated Financial Statements

Note 36. Summary of the differences between Brazilian GAAP and US GAAP, page F-82

(g) Revenue recognition, page F-88

2.	Explain to us in more detail the nature of the phone plans that allow customers to use minutes at will, up to a contractually established expiration date. Clarify your revenue recognition policy under US GAAP, including your determination of the amount of revenue to be deferred and the treatment of unused minutes at the expiration date.

TNL offers plans, which for the fixed line segment it implemented in June 2006, provide its customers with the right to use a predetermined number of minutes for a monthly fee, which varies depending on the fee basis/plan acquired by the client. After entering into a plan, the client has the right to roll-over any unused minutes at the end of the first month for up to 30 days (i.e., any unused minutes at March 30th can be rolled-over through April 30th, at which time any unused minutes expire).

Under Brazilian GAAP, revenue is recognized based on invoiced amounts, whereas under US GAAP revenue is recognized based on the minutes effectively used by clients as such deferral falls within the guidelines of the Staff’s Accounting Bulletin 104. Therefore, revenue related to unused minutes that have not expired is not recognized under US GAAP until used or expired, and the US GAAP adjustment included in TNL’s financial statements under US GAAP is related to deferral of the recognition of such revenue under US GAAP as compared to the revenue recognized under Brazilian GAAP (i.e., the amount deferred at December 31, 2007, for instance, is calculated based on the minutes related to December 2007 not used within the month and, therefore, rolled over to January 2008); the amount related to minutes rolled over from December 2006 to January 2007 is immaterial considering the guidelines of the Staff’s Accounting Bulletin 99.

(q) Statement of cash flows, page F-95

3.	We note your reclassification of interest paid from a financing activity for Brazilian GAAP to an operating activity for US GAAP reporting purposes. Tell us why this adjustment results in an increase in cash flows from operating activities under US GAAP for the year ended December 31, 2007 rather than a decrease as in prior years.

Rua Humberto de Campos, 425, 5º. andar

22430-190 Rio de Janeiro – RJ

Tel. 3131 2980/Fax 3131 1325

http://www.oi.com.br

TNL, in preparing the aforementioned footnote disclosure, made a typographical error for the reclassification of interest paid between financing activities under Brazilian GAAP to operating activities under US GAAP related to the year ended December 31, 2007 in which brackets were inadvertently omitted, thus causing an increase in cash flows from operating activities as opposed to the correct presentation of a decrease in operating cash flows.

TNL, on the basis set forth below, has concluded that it will revise this footnote disclosure and amend its 20-F filling for the year ended December 31. 2007. Simultaneously with our submission of this letter via EDGAR, we are filing Amendment No. 1 to TNL’s Form 20-F for the fiscal year ended December 31, 2007 with the appropriate changes.

In analyzing the footnote misstatement generated by this typographical error, TNL took into consideration a number of factors and weighed all quantitative and qualitative factors and potential implications before reaching its conclusion, notably the following:

•	The footnote misstatement did not have any impact on TNL’s financial position or results of operations in either Brazilian GAAP or US GAAP;

•	The footnote misstatement was related to a footnote disclosure not affecting TNL’s primary financial statements;

•	Investor reliance on TNL’s financial information would not be impacted in any material respect taking into consideration the above; and

•

Other qualitative factors that TNL analyzed, considering the guidelines of the Staff’s Accounting Bulletin 99, point heavily towards no potential implications or market reaction as a result of this footnote misstatement.

Tele Norte Leste Participações S.A. hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Rua Humberto de Campos, 425, 5º. andar

22430-190 Rio de Janeiro – RJ

Tel. 3131 2980/Fax 3131 1325

http://www.oi.com.br

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please call Mark O. Bagnall of White & Case LLP, who assisted us in preparing the response to comment 1, at 305-995-5225, or Marcelo Augusto Salgado Ferreira, who assisted in preparing the responses to comments 2 and 3, at +55 21 3131-2871.

Very truly yours,

/s/ José Luís Magalhães Salazar
José Luís Magalhães Salazar
Investor Relations Officer
Tele Norte Leste Participações S.A.

Cc:	Melisa Hauber, Senior Staff Accountant
Robert S. Littlepage, Jr., Accounting Branch Chief
John Harrington, Attorney-Advisor
Robert Bartelmes, Senior Financial Analyst
Securities and Exchange Commission

Mark O. Bagnall
White & Case LLP

Rua Humberto de Campos, 425, 5º. andar

22430-190 Rio de Janeiro – RJ

Tel. 3131 2980/Fax 3131 1325

http://www.oi.com.br

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